Exhibit 99(a)(12)

                         U.S. TIMBERLANDS COMPANY, L.P.

FOR IMMEDIATE RELEASE

Contact:  Thomas C. Ludlow
          Chief Financial Officer
          U.S. Timberlands Company, L.P.
          (212) 755-1100

                         U.S. TIMBERLANDS COMPANY, L.P.
                        UNITHOLDERS LITIGATION SETTLEMENT
                       APPROVED BY DELAWARE CHANCERY COURT

NEW YORK, January 31, 2003 -- U.S. Timberlands Company, L.P. (OTC Bulletin
Board: TIMBZ) today announced that the Delaware Court of Chancery approved the settlement of the class action litigation commenced in connection with the Company's proposed going private transaction.

The tender offer commenced as the first step of the transaction is scheduled to expire at 12:00, midnight, New York City time, on February 7, 2003. The Company anticipates that the offer period will be extended in order to provide additional time for the satisfaction of certain conditions precedent, which are expected to be satisfied in a timely manner. To date, approximately 5,958,720 common units (approximately 61% of the outstanding common units) have been validly tendered and not withdrawn pursuant to the tender offer. This amount does not include the additional 1,542,270 common units (approximately an additional 16% of the outstanding common units) currently owned by the offerors and their affiliates.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell U.S. Timberlands Company, L.P. common units. The tender offer is only being made through an offer to purchase, letter of transmittal and related tender offer materials. U.S. Timberlands Acquisition Co., LLC has filed these tender offer materials with the Securities and Exchange Commission and U.S. Timberlands Company, L.P. has filed a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement contain important information. Unitholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement have been sent free of charge to all common unit holders of U.S. Timberlands Company, L.P. All of these materials are also available free of charge at the SEC's website at www.sec.gov or by contacting the Information Agent, Innisfree M&A Incorporated at (212) 750-5833 or (888) 750-5834.


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U.S. Timberlands Company, L.P. and its affiliate own 670,000 fee acres of timberland and cutting rights on 18,000 acres of timberland containing total merchantable timber volume estimated to be approximately 1.8 billion board feet in Oregon and Washington, east of the Cascade Range. U.S. Timberlands specializes in the growing of trees and the sale of logs and standing timber. Logs harvested from the timberlands are sold to unaffiliated domestic conversion facilities. These logs are processed for sale as lumber, molding products, doors, millwork, commodity and overlaid plywood products, laminated veneer lumber, engineered wood I-beams, particleboard, hardboard, paper and other wood products. These products are used in residential, commercial and industrial construction, home remodeling and repair and general industrial applications as well as a variety of paper products. U.S. Timberlands also owns and operates its own seed orchard and produces approximately five million conifer seedlings annually from its nursery, approximately 75% of which are used for its own internal reforestation programs, with the balance sold to other forest products companies.

Certain information discussed in this press release may constitute forward-looking statements within the meaning of the Federal securities laws. Although U.S. Timberlands believes that expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from those projected. Such risks, trends and uncertainties include the highly cyclical nature of the forest products industry, economic conditions in export markets, the possibility that timber supply could increase if governmental, environmental or endangered species policies change, and limitations on U.S. Timberlands' ability to harvest its timber due to adverse natural conditions or increased governmental restrictions. For a more complete description of factors, which could impact U.S. Timberlands and the statements contained herein, reference should be made to U.S. Timberlands' filings with the United States Securities and Exchange Commission.